
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 8, 2007

Thomas S. Astrup
Vice President-Finance and Chief Financial Officer
American Crystal Sugar Company
101 North Third Street
Moorhead, MN 56560

> **Re:** **American Crystal Sugar Company**
> **Form 10-K for the Fiscal Year Ended August 31, 2006**
> **Filed November 29, 2006**
> **Response letter dated May 9, 2007**
> **File No. 033-83868**

Dear Mr. Astrup:

We have reviewed your response letter and filings and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2006

Notes to the Consolidated Financial Statements, page A-8

Note 10 Employee Benefit Plans, page A-16

1. In your response to comment four from our letter dated April 26, 2007 you explain that you do not believe your long-term incentive plans fall within the scope of APB 25 or SFAS 123, as the plans "…do not provide the participants of these plans with stock, an option to purchase stock, or any other type of equity instrument." Within your disclosure under Item 11 "Executive Compensation" you include the value of the contract rights issued under these long-term incentive plans as compensation, and your characterization within the notes to the consolidated financial statements of the contract rights received under these plans is as "deferred compensation to certain key executives". Paragraph one of SFAS 123 explains that this statement establishes a fair value based method of accounting for stock-based compensation plans. Appendix E of SFAS 123

defines a stock-based compensation plan, as arrangements under which the employer incurs a liability to the employee in amounts based on the price of the employer's stock. We also note from paragraph seven of SFAS 123 that the accounting for stock-based compensation arrangements with employees or others, are included within the scope of SFAS 123. Within Note 10 to the consolidated financial statements you explain that the value of the contract rights issued under these long-term incentive plans are "related to the value of preferred shares of the Company". As such, it continues to be unclear why you believe the awards issued under your long-term incentive plans do not fall within the scope of SFAS 123. Please explain in detail.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief